Exhibit 99.59

Form 51-102F3

Material Change Report

Item 1.                                                         Name and Address of Company

Maverix Metals Inc. (the “Company” or “Maverix”)

510 Burrard Street

Suite 575

Vancouver, British Columbia

V6C 3A8

Item 2.                                                         Date of Material Change

May 29, 2018

Item 3.                                                         News Release

A news release dated May 29, 2018 was disseminated through Canada Newswire and filed on SEDAR (www.sedar.com).

Item 4.                                                         Summary of Material Change

On May 29, 2018, the Company announced that it has entered into a Purchase and Sale Agreement (the “Agreement”) to acquire a significant portfolio of 54 royalties (the “Royalty Portfolio”) from Newmont Mining Corporation and its affiliates (collectively, “Newmont”). As consideration for the Royalty Portfolio, Maverix will issue to Newmont a total of 60,000,000 common shares (the “Common Shares”), 10,000,000 common share purchase warrants (the “Warrants”), and make a cash payment of US$17,000,000 upon closing of the transaction (the “Transaction”). The Warrants will be exercisable for five years from the date the Transaction closes, at a price of US$1.64 per common share.

Item 5.1                                                  Full Description of Material Change

On May 29, 2018, the Company announced the Agreement to acquire the Royalty Portfolio from Newmont. As consideration for the Royalty Portfolio, Maverix will issue to Newmont a total of 60,000,000 Common Shares, 10,000,000 Warrants, and make a cash payment of US$17,000,000 upon closing of the Transaction. The Warrants will be exercisable for five years from the date the Transaction closes at a price of US$1.64 per common share.

Certain royalties in the Royalty Portfolio are subject to rights of first offer and first refusal as well as the requirement for various transfer consents. Any proceeds from an exercise of a right of first offer or first refusal will be paid to Maverix.

Closing of the Transaction is expected to occur in the second quarter of 2018 (the “Closing Date”). In addition to conditions customary for similar transactions, closing of the Transaction is conditional upon (i) Maverix receiving TSX Venture Exchange (“TSX-V”) approval, (ii) Maverix receiving shareholder approval, (iii) Maverix and Newmont entering into a shareholder agreement in a form to be agreed upon between the parties on or before the Closing Date (the “Shareholder Agreement”), and (iv) entry by Maverix and Newmont into assignment agreements pursuant to which the royalties forming the Royalty Portfolio will be transferred from Newmont to Maverix.

Pursuant to the rules of the TSX-V, a majority of Maverix shareholders have approved the Transaction by way of a written consent resolution, including Pan American Silver Corporation, Gold Fields Limited, and the Board of Directors and management of Maverix.

The Agreement was negotiated at arm’s length between Maverix and Newmont.

Post the completion of the Transaction, Newmont will hold approximately 28% of the issued and outstanding common shares of Maverix on an undiluted basis and approximately 27% on a fully-diluted basis. It is expected that Maverix will have a total of approximately 214.1 million common shares issued and outstanding following the closing of the Transaction. Pan American Silver and Gold Fields will hold approximately 26% and 20%, respectively, of the issued and outstanding common shares of Maverix on an undiluted basis.

Pursuant to the Transaction, Newmont and Maverix will enter into the Shareholder Agreement in substantially similar form to the Shareholder Agreements that currently exist between Maverix and Pan American Silver Corporation and Gold Fields Limited, pursuant to which Newmont and Maverix will agree that, among other things:

•        provided that Newmont’s share interest is equal to or exceeds 10% of Maverix’s issued and outstanding common shares, Newmont will be entitled to one nominee for election to the Maverix Board of Directors;

•        Newmont will receive certain rights in respect of equity financings of Maverix, including certain antidilution rights; and

•        Newmont will provide Maverix with an opportunity to make an offer to acquire certain metal streams or metal royalties which Newmont contemplates selling in the future.

Item 5.2                                                  Disclosure of Restructuring Transactions

Not applicable.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

Daniel O’Flaherty, President and CEO

Telephone: 604-343-6225

Item 9.                                                         Date of Report

June 11, 2018